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Exhibit (e)(1)

EMPLOYMENT AGREEMENT

        THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into as of November 15, 2002, between IMAGEX, INC. ("ImageX" or "the Company"), and MARIAM J. NAINI ("Executive").

        WHEREAS, Executive has been employed by ImageX for approximately three years as its General Counsel and has performed those duties to the Company's satisfaction;

        WHEREAS, the Company desires to retain Executive's services as its General Counsel for the indefinite future;

        WHEREAS, Executive desires to continue in ImageX's employment for the indefinite future;

        WHEREAS, both parties nevertheless desire to document their understandings and commitments in the event they terminate their employment relationship in the future;

        THEREFORE, in consideration of the commitments set forth herein, the parties hereby agree as follows:

        1.    Executive will give ImageX at least three (3) weeks' written notice of her intent to terminate this Agreement and her employment for any reason.

        2.    ImageX will give Executive at least three (3) weeks' written notice (or pay in lieu thereof) of the Company's intent to terminate Executive without cause. The Company may terminate Executive immediately for cause upon written notice. In the event the Company terminates this Agreement, whether for cause or without cause, Executive will be paid her base salary (prorated for any partial months) and receive her usual employee benefits through the date of her termination.

        3.    If the Company terminates Executive without cause, the parties agree to enter into a separation agreement, similar in form to that which is currently utilized by the Company for other such departing Company executives ("Separation Agreement") which, in part, provides for Executive to waive and release any known or unknown employment-related claims that Executive might have against the Company, for Company to waive and release any known or unknown claims that Company might have against Executive, and which reaffirms Executive's commitments and obligations to ImageX under her December 1,1999 Confidentiality, Non-Competition and Invention Assignment Agreement ("NDA"), a copy of which is attached as Exhibit A. Upon the effective date of the Separation Agreement, ImageX will pay Executive the following separation benefits in a lump sum, less legally required deductions ("Separation Benefits"):

          3.1  An amount equal to 12 months' salary computed at Executive's final base monthly salary; provided, however, if Executive's final base salary is less at her date of termination than it was in November 2002, this amount shall be calculated based upon Executive's November 2002 monthly salary;

          3.2  If she has met the conditions precedent (year to date) for payment of her bonus, an amount equal to her annual bonus prorated for the actual months worked in the calendar year of termination; and

          3.3  An amount equal to the cost of 12 months of employee-only COBRA medical and dental premiums; provided, however, at Executive's option, if COBRA coverage is available through ImageX and timely elected by Executive, she may request that ImageX pay the cost of her COBRA medical and dental premiums for the 12 months after termination.

        The Separation Benefits shall be paid no later than the effective date of Executive's Separation Agreement.

        4.    A termination of Executive without cause by the Company will include any termination by ImageX of Executive which does not meet the definition of "cause" in Section 5 herein. A termination of Executive without cause by the Company will also automatically occur upon any of the following events, provided Executive continues in the Company's employment under this Agreement through the effective date of said event and, if such termination is not due to a sale of the Company's assets or stock as described in Subsection 4.3, Executive agrees as part of her Separation Agreement to consult with the Company (without receiving additional compensation) for at least 10 hours a month during the six-month period following the effective date of Executive's Separation Agreement:

          4.1  The liquidation (or dissolution) of the Company, based upon a decision of ImageX's management and Board of Directors;

          4.2  The Company's bank statements and other audited financial records document that ImageX has $5,000,000 or less in cash on hand, excluding loans or other debt instruments, in its accounts;

          4.3  Within twenty-four (24) hours of a scheduled closing of a sale of all or substantially all of the Company's assets or the majority of the Company's stock;

          4.4  The Board of Directors of the Company eliminates both the chief executive officer and the chief financial officer positions; or

          4.5  The person who is currently employed as ImageX's chief executive officer at the time of signing this Agreement terminates his employment with or is terminated by the Company or Board of Directors.

        5.    A termination of Executive for cause by the Company under this Agreement shall be defined as the occurrence of one or more of the following events:

          5.1  Executive engages in conduct which Executive knows or has substantial reason to know is not authorized by the Company's Board of Directors and is known by Executive to be, or which Executive has substantial reason to know is materially detrimental to the interests of ImageX or any of its subsidiaries;

          5.2  Executive engages in conduct which Executive knows or should know constitutes a felony (or if applicable to the conduct at issue, is of equivalent seriousness under laws other than those of the United States) and which has material injurious effects upon the Company or any of its subsidiaries;

          5.3  Executive engages in any material act of dishonesty in the performance of her duties that adversely reflects upon her value, reliability or performance as General Counsel of ImageX or its subsidiaries; or

          5.4  Executive's continued, failure to perform substantially her duties to the Company and its subsidiaries, after written demand for substantial performance has been delivered to Executive by the Company's Chairman of the Board or Chief Executive Officer, specifically identifying the manner in which Executive has failed to substantially perform her duties and after Executive has been given a reasonable opportunity following delivery of the written demand to correct such failure to perform her duties as General Counsel of the Company or its subsidiaries. Provided, however, that nothing in this subparagraph shall apply to any absence of Executive from the performance of her duties of which has (i) been certified in writing by Executive's health care provider as due to Executive's physical or mental illness or injury or (ii) been due to other legally recognized employment absence.

        6.    All notices required or permitted to be given pursuant to this Agreement shall be in writing and shall be deemed to have been delivered upon the earlier of personal delivery, upon first attempted delivery by the U.S. Postal Service (if delivered via certified mail return receipt requested), or by overnight/express mail carrier. Notices that are mailed through the U.S. postal service or overnight/express mail shall be addressed to the Company at its principal office and to Executive at either her current address of record in the Company's personnel files or P. O. Box 648, Medina, Washington 98039.

        7.    This Agreement, plus the parties' pre-existing NDA, constitute the entire understanding between the parties concerning the terms of their employment relationship. This Agreement shall be construed as a whole according to its fair meaning and not in favor of or against either party. The parties agree to keep the terms of this Agreement completely confidential, unless disclosure is required by law. This Agreement may not be assigned by either party and no amendments may be made to this Agreement unless done so in writing. Any disputes involving this Agreement shall be brought in federal or state court in King County in the State of Washington. This Agreement shall be governed by the laws of the State of Washington without reference to choice of law principles. Each party acknowledges that it had the opportunity to consult with legal counsel of their choosing prior to signing this Agreement.

        IN WITNESS WHEREOF the parties have signed this Agreement on November 15, 2002.

EXECUTIVE:		IMAGEX, INC.
/s/ MARIAM J. NAINI		/S/ RICHARD P. BEGERT
Name:	Mariam Naini	Name:	Richard P. Begert
Title:	Vice President & General Counsel	Title:	President & CEO
Date:	November 15, 2002	Date:	November 15, 2002

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  Exhibit (e)(1)
EMPLOYMENT AGREEMENT